UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                          Pre-Paid Legal Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  740065 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ] Rule 13d-1(b)
         [ X  ] Rule 13d-1(c)
         [    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 740065 10 7
----------------------------------------------------------------------------------------------------------------------
     1.   Name of Reporting Person: Harland C. Stonecipher
          IRS Identification Nos. of above persons (entities only):
----------------------------------------------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (a) [ ]
          (b)   [   ]
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     3.   SEC Use Only
----------------------------------------------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization:  United States
------------------------ ---------------------------------------------------------------------------------------------

Number of Shares         5.    Sole Voting Power:
Beneficially Owned by
Each Reporting Person
With:
                         ---------------------------------------------------------------------------------------------
                         6. Shared Voting Power: 1,358,482
                         ---------------------------------------------------------------------------------------------
                         7. Sole Dispositive Power:
                         ---------------------------------------------------------------------------------------------
                         8. Shared Dispositive Power: 1,358,482
----------------------------------------------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,358,482
----------------------------------------------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:                   [   ]
----------------------------------------------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9): 8.7%
----------------------------------------------------------------------------------------------------------------------
     12. Type of Reporting Person: IN
----------------------------------------------------------------------------------------------------------------------












CUSIP No. 740065 10 7
----------------------------------------------------------------------------------------------------------------------
     1.   Name of Reporting Person: Shirley A. Stonecipher
          IRS Identification Nos. of above persons (entities only):
----------------------------------------------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (a) [ ]
          (b)   [   ]
----------------------------------------------------------------------------------------------------------------------
     3.   SEC Use Only
----------------------------------------------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization:  United States
------------------------ ---------------------------------------------------------------------------------------------

Number of Shares         5.    Sole Voting Power:
Beneficially Owned by
Each Reporting Person
With:
                         ---------------------------------------------------------------------------------------------
                         6. Shared Voting Power: 1,358,482
                         ---------------------------------------------------------------------------------------------
                         7. Sole Dispositive Power:
                         ---------------------------------------------------------------------------------------------
                         8. Shared Dispositive Power: 1,358,482
----------------------------------------------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,358,482
----------------------------------------------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:                   [   ]
----------------------------------------------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9): 8.7%
----------------------------------------------------------------------------------------------------------------------
     12. Type of Reporting Person: IN
----------------------------------------------------------------------------------------------------------------------








Item 1.


     The name of the issuer to which this Schedule 13G relates is Pre-Paid Legal Services, Inc., an Oklahoma corporation (the "Issuer"). The address of the Issuer's principal executive offices is One Pre-Paid Way, Ada, Oklahoma 74820.


Item 2.


     This Schedule 13G is filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Harland C. Stonecipher and Shirley A. Stonecipher (the "Reporting Persons"). The principal business office of each of the Reporting Persons is One Pre-Paid Way, Ada, Oklahoma 74820. Each of the Reporting Persons is a United States citizen. This Schedule 13G relates to the Issuer's common stock, par value $0.01 per share ("Common Stock"). The CUSIP Number of the Common Stock is 740065 10 7.


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:


     (a)  [ ] Broker or dealer registered under Section 15 of the Act;


     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;


     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act;


     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;


     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or


     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.       Ownership.


     Each of the Reporting Persons beneficially owns 1,358,482 shares of Common Stock, which represents 8.7% of the Issuer's outstanding Common Stock, based on the 15,474,311 shares outstanding as of December 31, 2005, plus the shares the Reporting Persons' have the right to acquire. This total includes (a) 1,117,741 shares of Common Stock jointly held by the Reporting Persons, (b) 200,000 shares of Common Stock issuable upon the exercise of outstanding options held by Mr. Stonecipher, (c) 20,000 shares of Common Stock issuable upon the exercise of outstanding options held by Mrs. Stonecipher, and (d) 20,741 shares held by Mr. Stonecipher through the Issuer's Employee Stock Ownership and Thrift Plan and Trust. Neither of the Reporting Persons has the sole power to vote or to direct the vote of any shares of Common Stock, but each of the Reporting Persons has the shared power to vote or to direct the vote of 1,358,482 shares of Common Stock. Neither of the Reporting Persons has the sole power to dispose or to direct the disposition of any shares of Common Stock, but each of the Reporting Persons has the shared power to dispose or to direct the disposition of 1,358,482 shares of Common Stock.


Item 5.       Ownership of Five Percent or Less of a Class.


     Not applicable.


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.


     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company


     Not applicable.


Item 8.       Identification and Classification of Members of the Group.


     Not applicable.


Item 9.       Notice of Dissolution of Group.


     Not applicable.


Item 10.      Certification.


     By signing below the undersigned respectively certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 2, 2006                /s/ Harland C. Stonecipher
                                    --------------------------------------------
                                        Harland C. Stonecipher

                                    /s/ Shirley A. Stonecipher
                                    --------------------------------------------
                                        Shirley A. Stonecipher






                                    EXHIBIT A

                             JOINT FILING AGREEMENT


              The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of the undersigned is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  March 2, 2006                /s/ Harland C. Stonecipher
                                    --------------------------------------------
                                        Harland C. Stonecipher

                                    /s/ Shirley A. Stonecipher
                                    --------------------------------------------
                                        Shirley A. Stonecipher